Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The following discussion and analysis should be read together with our unaudited consolidated financial statements and the related notes as June 30, 2016, which appear elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

The discussion and analysis in this section contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current views with respect to future events and financial results. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) our inability to realize benefits from acquisitions, (ii) our inability to manage our growth profitably, (iii) intense competition in our industry, (iv) acquisition of businesses disrupting our business and harming our financial condition and operations, (v) the need to obtain additional financing, (vi) our ability to respond promptly and effectively to market changes, (vii) our ability to obtain and maintain contracts with governments, (viii) our dependence on third-party representatives to generate revenues and supply components, (ix) unfavorable global economic conditions, (x) developments affecting international operations and foreign markets, (xi) breaches of network or information technology security, (xii) intellectual property litigation, and (xiii) such other factors discussed throughout Item 3. D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2015. Any forward-looking statement made by us in this section is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and public organizations throughout the world. We offer three lines of products, our e-ID platform and solutions, from which we derive the majority of our revenue, our M2M/IoT suite and services and our Secure Mobile Payments (SMP) suite and solutions.

1

e-ID Platform and Solutions. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-ID documents and robust digital identity solutions to their citizens and visitors. Our e-ID division engages in several activities and solutions, including the production of: (i) paper secured by different levels of security patterns (i.e., ultraviolet, holograms, etc.) and (ii) electronic identification secured by biometric data, principally used in connection with the issuance of national multi-ID documents (including IDs, passports, driver’s licenses, vehicle permits, and visas), border control applications, national ID registries, electronic passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. Our solutions include MAGNA™, a complete end-to-end solution for the electronic identification documents and systems listed above. Customers of our e-ID division include governments in Europe, Asia and Africa. On December 26, 2013, we acquired the SmartID™ division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and IP assets. The SmartIDTM division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with outstanding market and technological experts, together with advanced ID software platforms and technologies.

M2M/IoT Suite and Services. Our M2M solutions are designed to reliably identify, track and monitor people or objects in real time, enabling our customers to detect the unauthorized movement of people, vehicles and other monitored objects. We provide RFID and mobile technology, accompanied by services specifically tailored to meet the requirements of electronic monitoring. Our propriety M2M suite of hybrid hardware and software components is the foundation of these products and services. This suite can be used in various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring and building and access automation. Our M2M division has primarily focused on growing three markets: (i) public safety, (ii) healthcare and homecare and (iii) transportation.

SMP Suite and Solutions. In 2014, we identified the secure mobile payments market as a fast growing market where we may leverage synergistic technologies and a shared customer base to our e-ID division. Our SMP division offers a product called SuperPayTM with a suite of solutions for advanced secure mobile payments and financial services, ranging from mobile wallet to mobile point of service (POS). SuperPayTM allows customers to securely make payments using a mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use a smartphone, tablet or any existing POS to receive secure mobile payments. SuperPayTM features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using one-time password (OTP), biometric authentication, and SuperCom's proprietary SafeMoneyTM platform

We were organized in Israel in 1988 and operate internationally with subsidiaries in the U.S., Tanzania, Panama, Israel and an office in Ecuador.

Recent Acquisitions of Business

As discussed above, on December 26, 2013 we acquired the SmartID™ division of OTI. We paid OTI $8.8 million ($10 million less certain closing adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. In April 2016, we concluded further negotiations with OTI with respect to the earn-out liability and other claims, and entered into an agreement with OTI. Under this agreement the remaining maximum contractual earn-out amount was reduced from $10.7 million to a maximum of $3.55 million, out of which an amount of $2.05 million was paid at the beginning of May, 2016, and the remaining amount of $1.5 million will be subject to the original earn-out mechanism.

2

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

On March 13, 2016, we acquired Safend Ltd, an Israeli based company. In consideration for this acquisition, we agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003 and headquartered in Tel Aviv, Israel, Safend has over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe. As of June 30, 2016, we have provided $0.5 million in working capital to Safend.

On April 18, 2016, we acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform, PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

On May 18, 2016, we acquired Alvarion Technologies Ltd. (“Alvarion”). In consideration for this acquisition, we will pay up to $1 million in cash and an additional earn-out of up to $1 million during the next two years following the acquisition, mainly based on sales from the Alvarion division. Alvarion designs solutions for Carrier Wi-Fi, Enterprise Connectivity, Smart City, Smart Hospitality, Connected Campuses and Connected Events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, Local Governments and Hospitality sectors worldwide deploy Alvarion’s intelligent Wi-Fi networks to enhance productivity and performance. In the past few years, Alvarion went through a transition from being a market leader of Wi- Max and backhaul services to being one of the most influential players in the Wi-Fi based solution. As of June 30, 2016, we have not paid any earn-out payments on Alvarion transaction.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

3

Results of Operations

Revenues

Our revenues for the six months ended June 30, 2016, decreased by $4.6 million or 29.5%, to $10.9 million compared to $15.4 million for the six months period ended June 30, 2015. The decrease in our revenues in the first half of 2016 was attributable mainly to delays in large scale e-ID deployments due to the drop in oil prices and other macro-economic related challenges.

Cost of Sales

Our cost of sales increased in the first six months of 2016 to $8.7 million from $5.1 million in the first six months of 2015, an increase of 71%. This increase was primarily due to (i) operations newly acquired in the first six months of 2016 characterized with a lower gross margin, on average, (ii) the delays in the deployment of certain contracts and (iii) a new contract deployment which started in the second half of 2015 characterized with a lower gross margin.

Gross Profit

Our gross profit margin decreased from 67% in the first half of 2015 to 20.2% in the first half of 2016. This decrease in the first half of year 2016 in gross profit margins is due to the greater proportion of revenues from contracts with lower margins, on average, from new operations acquired in the first half of 2016; the delays in certain contract deployments and installations; and lower gross margin from the new contract deployment which started in the second half of 2015.

Expenses

Excluding of $5.0 million we recognized as gain on bargain purchase attributed to two acquisition we made during first 6 month of 2016, our operating expenses increased in the first six months of 2016 to $10.0 million, or by 56.3%, from $6.4 million in the first six months of 2015. This increase in operating expenses in the first half of 2016 was primarily due to:(i) an increase of $1.2 million in research and development expenses mainly due to expenses derived from the newly acquired operations and an increase in amortization of intangible assets, (ii) an increase of $1.6 million in sales and marketing expenses mainly due to expenses derived from the operations newly acquired in the first six months of 2016 and increased marketing efforts for the e-ID and M2M divisions compared to the first half of 2015, (iii) an increase of $1.4 million in general and administration expenses due to expenses derived from the operations newly acquired in the first six months of 2016, and (iv) and an increase in other income of $0.6 million derived mainly from collection of doubtful debt account.

Financial (Expenses) Income, net

We had financial expenses of $0.1 million in the first half of 2016 and 2015. Our Financial expenses consist primarily of guaranties cost related to new contracts received, bank fees and exchange rate expenses.

Income Tax

We recorded an income tax benefit in the amount of $1.5 million during the first half of year 2016. compared to an income tax expense in the amount of $0.6 million during the first half of year 2015. The tax benefit recorded in 2016 is attributed to a deferred tax asset arising from net losses carried forward.

Net Income (Loss)

As a result of the changes in our gross margin, operational expenses and the income tax benefit that we recorded in the first half of 2016, as described above, our net loss in first half of 2016 was $1.4 million compared to a net income of $3.1 million in the first half of 2015.

4

Liquidity and Capital Resources

As of June 30, 2016, we had approximately $7.9 million in cash and cash equivalents, and our working capital was approximately $ 24.8 million compared to approximately $22.2 million in cash and cash equivalents and working capital of $37.8 million as of December 31, 2015.

The decrease in our cash and cash equivalents for the six months ended June 30, 2016 was partly attributed to the share buyback program in an aggregate amount of $2.4 million, $4.1 million paid as consideration for the acquisition of newly acquired of new business and operations, net of cash acquired, the payment of the earn out payments to OTI in the amount of $2.1 million and other acquisition related expenses.

Net cash used in investing activities during the first six months of 2016 was $3.8 million compared to $1.6 million provided by investing activities during the first six months of 2015. This increase was mainly due to $2.9 million in cash used for acquisitions, net of cash acquired, $1.2 million used for acquisition of group of assets, $1.2 million used for capitalization of software development costs offset by a decrease of $1.6 million in our restricted bank deposits during the first six months of 2016, mainly as a result of achievement of the milestones related to a contract received in 2015.

Net cash used in financing activities during the first six months of 2016 was $4.4 million mostly due to treasury shares acquired in the amount of $2.4 million through the share buyback program and the payment of the earn-out payments to OTI in the amount of $2.1 million compared to $27.3 million provided by financing activities during the first six months of 2015.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID Division from OTI and the acquisition of Alvarion. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

5